Exhibit 99.2

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

Unaudited Condensed Consolidated Financial Statements
Condensed Consolidated Balance Sheets as of June 30, 2025 (Unaudited) and December 31, 2024	F-2
Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss for the Six Months Ended June 30, 2025 and 2024	F-3
Unaudited Condensed Consolidated Statements of Changes in Equity (Deficit) for the Six Months Ended June 30, 2025 and 2024	F-4
Unaudited Condensed Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2025 and 2024	F-5
Notes to Unaudited Condensed Consolidated Financial Statements	F-6

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2025	2024
ASSETS	(Unaudited)
Current Assets:
Cash and cash equivalents	$2,459,943	$671,355
Accounts receivable, net	308,435	145,853
Advances to suppliers, net	935,199	522,190
Advances to supplier - related party	916	-
Prepayments and other current assets	60,114	5,202
Due from related parties	-	24,048
Inventories	47,784	-
Total Current Assets	3,812,391	1,368,648

Property, plant and equipment, net	278,575	21,497
Intangible assets, net	7,694,606	7,654,767
Prepayment for construction of properties	6,790,027	6,663,795
Right-of-use assets	305,052	28,085
Deposits for business acquisitions	14,542,126	18,520,126
Goodwill	7,982,271	-
Total Assets	$41,405,048	$34,256,918

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Convertible note, net of issuance cost	$776,900	$-
Short-term bank loans	212,184	-
Advances from customers	1,780,856	1,213,465
Accounts payable	67,362	37,866
Accounts payable - related party	4,193	-
Accrued expenses and other liabilities	2,001,462	2,338,075
Loans from third parties	155,000	109,600
Taxes payable	256,043	249,628
Due to related parties	1,100,577	-
Lease liability - current	144,914	-
Total Current Liabilities	6,499,491	3,948,634

Loans from third parties - non-current	176,029	-
Long-term accounts payable	390,865	383,598
Lease liability - non-current	125,625	-
Total Liabilities	$7,192,010	$4,332,232

Commitments and Contingencies

Shareholders’ Equity:
Class A shares, no par value, unlimited shares authorized, 7,323,491 shares and 1,979,879 shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively*	-	-
Class B shares, $0.01 par value, 2,000,000 shares authorized, 1,000,000 shares and nil shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively	10,000	10,000
Additional paid-in capital	102,964,031	100,740,868
Statutory reserve	1,072,895	1,072,895
Accumulated deficit	(73,194,815)	(71,813,934)
Accumulated other comprehensive loss	(484,097)	(85,143)
Total Shareholders’ Equity	30,368,014	29,924,686

Non-controlling interest	3,845,024	-
Total Equity	$34,213,038	$29,924,686

Total Liabilities and Equity	$41,405,048	$34,256,918

*	Balance as of December 31, 2024 was retroactively stated for change of par value from $1.0 to no par value on May 12, 2025.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Six Months Ended June 30,
	2025	2024

Revenues	$1,049,341	$768,361
Cost of revenues	864,006	435,806
Gross Profit	185,335	332,555

Operating Expenses:
Selling expenses	313,130	107,387
General and administrative expenses	1,350,077	658,050
(Recovery of) provision for credit losses	(82,175)	89,584
Total Operating Expenses	1,581,032	855,021

Loss from Operations	(1,395,697)	(522,466)

Other Income (Expenses):
Interest expenses	(20,839)	(1,628)
Interest income	267	212
Other income (expenses), net	7,367	222
Total Other Expenses (Income)	(13,205)	(1,194)

Loss Before Income Taxes	(1,408,902)	(523,660)
Income Taxes Expense (Benefit)	-	-
Net loss from continuing operations	(1,408,902)	(523,660)
Net loss from discontinued operations	-	(192,973)
Net Loss	(1,408,902)	(716,633)
Less: Net loss attributable to non-controlling interest	(28,021)	(38,174)
Net loss attributable to ReTo Eco-Solutions, Inc.	$(1,380,881)	$(678,459)

Comprehensive Loss:
Net Loss	$(1,408,902)	$(716,633)
Other comprehensive loss:
Foreign currency translation adjustment	(398,954)	(489,400)
Comprehensive Loss	(1,807,856)	(1,206,033)
Less: Comprehensive loss attributable to non-controlling interest	37,148	(46,745)
Comprehensive loss attributable to ReTo Eco-Solutions, Inc.	$(1,845,004)	$(1,159,288)

Net loss attributable to ReTo Eco-Solutions, Inc.
Continuing operations	(1,380,881)	(523,660)
Discontinued operations	-	(154,799)
Total	$(1,380,881)	$(678,459)

Basic and Diluted Loss Per Share Attributable to ReTo Eco-Solutions, Inc.
Continuing operations	$(0.70)	$(1.91)
Discontinued operations	-	(0.56)
Total	$(0.70)	$(0.25)

Weighted average number of shares
Basic and diluted	1,960,715	274,536

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

UNAUDITED CONDEDSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

	Class A Shares		Class B Shares		Additional Paid-in	Statutory	Accumulated	Accumulated Other Comprehensive	Non-controlling	Total
	Number	Amount*	Number	Amount	Capital	Reserve	Deficit	Loss	Interest	Equity
Balance at December 31, 2023	120,519	$-	-	$-	$68,996,775	$1,072,895	$(63,461,282)	$(2,253,561)	$496,347	$4,851,174
Net income	-		-	-	-	-	(678,459)	-	(38,174)	(716,633)
Fractional share issued for reverse stock split	5,642	-	-	-	-	-	-	-	-	-
Issuance of shares in private placements	100,000	-	-	-	3,969,063	-	-	-	-	3,969,063
Issuance of shares to employees and officers	6,726	-	-	-	162,769	-	-	-	-	162,769
Appropriation to statutory reserve	-	-	-	-	-	55,779	(55,779)	-	-	-
Issuance of shares	150,000	-	-	-	6,000,000	-	-	-	-	6,000,000
Foreign currency translation adjustment	-	-	-	-	-	-	-	(480,829)	(8,571)	(489,400)
Balance at June 30, 2024	382,887	$-	-	$-	$79,128,607	$1,128,674	$(64,195,520)	$(2,734,390)	$449,602	$13,776,973

Balance at December 31, 2024	1,931,264	$-	1,000,000	$10,000	$100,740,868	$1,072,895	$(71,813,934)	$(85,143)	$-	$29,924,686
Net income	-	-	-	-	-	-	(1,380,881)	-	(28,021)	(1,408,902)
Issuance of reserve shares	4,680,000	-	-	-	-	-	-	-	-	-
Pre-delivery shares issued for financing	635,000	-	-		2,127,313	-	-	-	-	2,127,313
Commitment shares issued for financing	28,612	-	-	-	95,850	-	-	-	-	95,850
Fractional share issued for reverse stock split	48,615	-	-	-	-	-	-	-	-	-
Non-controlling interests from acquisition	-	-	-	-	-	-	-	-	3,807,876	3,807,876
Foreign currency translation adjustment	-	-	-	-	-	-	-	(398,954)	65,169	(333,785)
Balance at June 30, 2025	7,323,491	$-	1,000,000	$10,000	$102,964,031	$1,072,895	$(73,194,815)	$(484,097)	$3,845,024	$34,213,038

*	Retroactively stated for change of par value from $1.0 to no par value on May 12, 2025.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

RETO ECO-SOLUTIONS, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended June 30,
	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(1,408,902)	$(716,633)
Net loss from discontinued operations	-	(192,973)
Net loss from continuing operations	(1,408,902)	(523,660)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	122,414	7,808
Change in allowance for credit losses	(82,174)	89,584
Amortization of share-based compensation for services	-	162,769
Amortization of operating lease right-of-use assets	53,646	4,158
Changes in operating assets:		-
Accounts receivable	(36,290)	(110,209)
Advances to suppliers	(374,782)	(10,260,372)
Advances to suppliers - related party	-	(910)
Inventories	43,601	(393)
Prepayments and other current assets	(31,707)	(1,763)
Changes in operating liabilities:
Accounts payable	(11,204)	-
Accounts payable - related party	4,141	-
Advances from customers	537,723	251,926
Advances from customers - related party	-	227,345
Accrued and other liabilities	(354,058)	(50,557)
Taxes payable	899	23,903
Operating lease liability	(60,638)	-
Net cash used in operating activities from continuing operations	(1,597,331)	(10,180,371)
Net cash provided by operating activities from discontinued operations	-	5,425,039
Net cash used in operating activities	(1,597,331)	(4,755,332)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(53,884)	-
Collection from related party	24,048	-
Proceeds from disposal of subsidiaries	-	176,854
Deposits for equity acquisition	-	(4,128,000)
Net cash used in investing activities from continuing operations	(29,836)	(3,951,146)
Net cash used in investing activities from discontinued operations	-	-
Net cash used in investing activities	(29,836)	(3,951,146)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term bank loans	231,641	-
Repayment of short-term bank loans	(22,061)	-
Proceeds from third-party loans	218,563	88,704
Proceeds from convertible note	3,000,064	-
Proceeds from private placement	-	3,969,063
Proceeds from a direct offering	-	6,000,000
Proceeds from related party loans	222,577	243,119
Repayment to related party loans	(1,541)	-
Net cash provided by financing activities from continuing operations	3,649,243	10,300,886
Net cash used in financing activities from discontinued operations	-	(978,162)
Net cash provided by financing activities	3,649,243	9,322,724

EFFECT OF EXCHANGE RATE CHANGES ON CASH	(233,488)	(477,460)

NET INCREASE IN CASH	1,788,588	138,786

CASH, BEGINNING OF THE PERIOD	671,355	1,413,669
CASH, END OF THE PERIOD	$2,459,943	$1,552,455

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Interest paid	$20,839	$1,628
Income tax paid	$-	$-

Non-Cash Investing and Financing Activities
Right-of-use assets obtained in exchange for operating lease obligations	$215,983	$-
Convertible note issuance cost	$2,127,313	$-

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

ReTo Eco-Solutions, Inc. (“ReTo”) is a business company established under the laws of the British Virgin Islands on August 7, 2015 as a holding company to develop business opportunities in the People’s Republic of China (the “PRC” or “China”). ReTo and its subsidiaries are collectively referred to as the “Company.” ReTo, through its subsidiaries, is engaged in manufacture and distribution of ecological environment protection equipment, intelligent mining equipment and related consultation and technological services. On April 25, 2025, ReTo entered into a share exchange agreement (the “Share Exchange Agreement”) to acquire 51% equity interest in MeinMalzeBier Holdings Limited. MeinMalzeBier Holdings Limited, through its subsidiaries in the PRC, is engaged in the business of selling craft beer and beer vending machines in the PRC.

As of June 30, 2025, the unaudited condensed consolidated financial statements of the Company reflected the principal activities of the entities listed below. All inter-company balances and transactions have been eliminated upon consolidation.

Name of the Entity	Place of Incorporation	Ownership Percentage
ReTo Eco-Solutions, Inc.	British Virgin Islands	Parent
New REIT International Co., Limited (“New REIT”)	Hong Kong, China	100%
Sunoro Holdings Limited (“Sunoro Holdings”)	Hong Kong, China	100%
Beijing ReTo Hengda Technology Co., Ltd. (“Reto Hengda”)*	Beijing, China	100%
Beijing REIT Equipment Technology Co., Ltd. (“REIT Equipment”)	Beijing, China	100%
Honghe ReTo Ecological Technology Co., Ltd. (“Honghe ReTo”)	Yunnan, China	100%
Beijing ReTo Hengye Technology Co., Ltd. (“ReTo Hengye”)**	Beijing, China	100%
MeinMalzeBier Holdings Limited (“MMB”)	Hong Kong, China	51% controlled by ReTo
MeinMalzeBier Global Limited (“MMB HK”)	Hong Kong, China	100% controlled by MMB
Shenzhen Dirong Century Big Data Technology Co., Ltd. (“Dirong”)	Shenzhen China	100% controlled by MMB HK
Shenzhen Melody Catering Management Co., Ltd. (“Melody”)	Shenzhen, China	100% controlled by MMB HK

*	On April 8, 2025, Sunoro Hengda (Beijing) Technology Co., Ltd. was renamed to “Beijing ReTo Hengda Technology Co., Ltd.”

**	On April 10, 2025, Sunoro Bochuang (Beijing) Technology Co., Ltd. was renamed to “Beijing ReTo Hengye Technology Co., Ltd.”

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting only of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six months ended June 30, 2025 are not necessarily indicative of the results that may be expected for the full year.

Principles of Consolidation

The unaudited condensed consolidated financial statements include the financial statements of ReTo and its subsidiaries. All intercompany transactions and balances are eliminated upon consolidation.

Subsidiaries are those entities in which ReTo, directly or indirectly, controls more than 50% of the voting power, or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

Non-controlling interests

Non-controlling interest represents the portion of the net assets of subsidiaries attributable to interests that are not owned by the Company. The non-controlling interest is presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Non-controlling interests’ operating results are presented on the face of the unaudited condensed consolidated statements of income and comprehensive income as an allocation of the total income for the six months between non-controlling shareholders and the shareholders of the Company.

Business acquisition

The Company accounts for its business combinations using the acquisition method of accounting. The cost of an acquisition is measured as the aggregate of the acquisition date fair value of the assets transferred to the sellers, liabilities incurred by the Company and equity instruments issued by the Company. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets acquired and liabilities assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total of consideration paid and fair value of the non-controlling interests over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the consideration of acquisition is less than the fair value of the net assets acquired, the difference is recognized directly in the unaudited condensed statements of operations and comprehensive (loss) income.

The Company engages the assistance of valuation specialists in concluding on fair value measurements in connection with determining fair values of assets acquired and liabilities assumed in a business combination. Amounts recorded in a business combination may change during the measurement period, which is a period not to exceed one year from the date of acquisition, as additional information about conditions existing at the acquisition date becomes available.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the unaudited condensed consolidated financial statements.

Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable, advances to suppliers, intangible assets, the recoverability of long-lived assets, provision necessary for contingent liabilities, revenue recognition under the input method, and realization of deferred tax assets. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents represent cash on hand and cash deposited in major third-party payment processing platforms such as Alipay. In addition, highly liquid investments which have original maturities of three months or less when purchased are classified as cash equivalents.

Accounts Receivable, Net

In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” which requires the Company to measure and recognize expected credit losses for financial assets held and not accounted for at fair value through net income. The Company adopted this guidance effective January 1, 2023. Accounting Standards Codification (“ASC”) 326 introduces an approach based on expected losses to estimate the allowance for credit losses, which replaces the previous incurred loss impairment model. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements. Accounts receivable were recognized and carried at original invoiced amount less an estimated allowance for credit losses. The Company estimates the allowance for credit losses based on an analysis of the aging of accounts receivable, assessment of collectability, including any known or anticipated economic conditions, customer-specific circumstances, recent payment history and other relevant factors. Allowance for credit losses amounted to $30,342 and $108,936 as of June 30, 2025 and December 31, 2024, respectively.

Advances to Suppliers, Net

Advances to suppliers consist of balances paid to suppliers for services and materials that have not been provided or received. Advances to suppliers for services and materials are short-term in nature. Advances to suppliers are reviewed periodically to determine whether their carrying value has become impaired. The Company considers the assets to be impaired if the collectability of the advance becomes doubtful. The Company uses the aging method to estimate the allowance for uncollectible balances. In addition, at each reporting date, the Company generally determines the adequacy of allowance for doubtful accounts by evaluating all available information and then records specific allowances for those advances based on the specific facts and circumstances. Allowance for uncollectible balances from the continuing operations amounted to nil and $2,740 as of June 30, 2025 and December 31, 2024, respectively.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Intangible Assets

Intangible assets consist primarily of an acquired concession right on forest land. Intangible assets are stated at cost less accumulated amortization. Intangible assets are amortized using the straight-line method with the following estimated useful lives:

Items	Useful life
Concession right on forest land	37 years

Impairment of Long-lived Assets

The Company reviews long-lived assets, including finite-lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value.

Leases

The Company adopted ASU No. 2016-02—Leases (Topic 842) on January 1, 2019 using the modified retrospective transition method permitted under ASU No. 2018-11. This transition approach provides a method for recording existing leases only at the date of adoption and does not require previously reported balances to be adjusted. In addition, the Company elected the package of practical expedients permitted under the transition guidance within the new standard, which among other things, allowed the Company to carry forward the historical lease classification. The standard did not materially impact the Company’s consolidated net earnings and cash flow.

Fair Value of Financial Instruments

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 - Quoted prices in active markets for identical assets and liabilities.

●	Level 2 - Quoted prices in active markets for similar assets and liabilities, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

●	Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The Company considers the recorded value of its financial assets and liabilities, which consist primarily of cash and cash equivalents, accounts receivable, advances to suppliers, accounts payable, accrued expenses and other liabilities, advances from customers, deferred revenue, taxes payable and due to related parties to approximate the fair value of the respective assets and liabilities at June 30, 2025 and December 31, 2024 based upon the short-term nature of the assets and liabilities.

The Company believes that the carrying amount of the short-term and long-term borrowings approximates fair value on June 30, 2025 and December 31, 2024 based on the terms of the borrowings and current market rates as the rates of the borrowings are reflective of the current market rates.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The following tables represent the fair value hierarchy of the Company’s financial assets and liabilities measured at fair value on a recurring basis as of June 30, 2025:

As of June 30, 2025
Fair Value Measurement at the Reporting Date using
	Quoted price in active markets for identical assets Level 1	Significant other observable inputs Level 2	Significant unobservable inputs Level 3	Total
Financial liabilities:
Earn-out liability from MMB acquisition	-	-	$-	-

Contingent consideration – earn-out liability from MMB acquisition

On April 25, 2025, ReTo entered into the Share Exchange Agreement to acquire 51% equity interest in MMB, a British Virgin Islands business company, from its original shareholders (the “Sellers”). Pursuant to the Share Exchange Agreement, subject to the terms and conditions set forth therein, the purchase consideration consisted of (i) an amount in cash equal to $3,978,000 and (ii) issuance of 4,680,000 of the Company’s Class A shares, no par value (the “Class A Shares”), with earnout and escrow conditions (the “Escrow Earnout Shares”). In connection with the acquisition of MMB, the Sellers of MMB are entitled to receive the 4,680,000 Escrow Earnout Shares based on the Contributed Profits (as defined below) of MMB’s two operating companies, Melody and Dirong (the “MMB Operating Companies”), during the three (3) year period (the “Earnout Period”) following the closing of the transaction (the “MMB Closing”). “Contributed Profits” means with respect to an MMB Operating Company for any fiscal year, the amount of net income, if any, of such MMB Operating Company determined in accordance with U.S. GAAP but excluding taxes and any amounts payable pursuant to the management services agreement, dated April 25, 2025, by and among ReTo, ReTo Hengda, and the MMB Operating Companies; provided, however, if after the MMB Closing and during the Earnout Period, MMB or its subsidiaries acquire another business or material assets, then the Contributed Profits shall be computed without taking into consideration (i) the revenues of or generated by such acquired business or material assets or (ii) any impact such acquired business or material assets would have on the net income of an MMB Operating Company. Contributed Profits also exclude (x) any extraordinary gains (such as from the sale of real property, investments, securities or fixed assets) or any other extraordinary income and (y) any revenues that are non-recurring and earned outside of the ordinary course.

If the Contributed Profits of the MMB Operating Companies for the fiscal year ending December 31, 2025 (the “2025 Contributed Profits”) is greater than $1,600,000 (the “2025 Contributed Profits Target”), each Seller shall be entitled to receive its pro rata share of thirty percent (30%) of the Escrow Earnout Shares (the “2025 Escrow Earnout Shares”); provided, however, the number of 2025 Escrow Earnout Shares that vest and become payable to each Seller shall be reduced by the number of shares forfeited by Sellers as payment due in respect of its indemnification obligations. In the event that the Contributed Profits of the MMB Operating Companies do not exceed the 2025 Contributed Profits Target, (A) a number of 2025 Escrow Earnout Shares equal to the product of (I) the number of 2025 Escrow Earnout Shares and (II) the quotient obtained by dividing 2025 Contributed Profits by the 2025 Contributed Profits Target, shall immediately vest and become payable to each Seller in accordance with their respective pro rata share and (B) either, at Sellers’ representative’s sole option: (I) Sellers shall forfeit and shall no longer be eligible to receive the remaining 2025 Escrow Earnout Shares (but shall still be eligible to receive 2026 Escrow Earnout Shares (as defined below) and 2027 Escrow Earnout Shares (as defined below) or (II) Sellers shall be entitled to purchase all, but not less than all, of the remaining 2025 Escrow Earnout Shares for cash in an aggregate amount equal to the 2025 Contributed Profits Target less the 2025 Contributed Profits.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

If the Contributed Profits of the MMB Operating Companies for the fiscal year ending December 31, 2026 (the “2026 Contributed Profits”) is greater than $2,800,000 (the “2026 Contributed Profits Target”), each Seller shall be entitled to receive its pro rata share of thirty percent (30%) of the Escrow Earnout Shares (the “2026 Escrow Earnout Shares”); provided, however, the number of 2026 Escrow Earnout Shares that vest and become payable to each Seller shall be reduced by the number of shares forfeited by Sellers as payment due in respect of its indemnification obligations. In the event that the Contributed Profits of the MMB Operating Companies do not meet the 2026 Contributed Profits Target, (A) a number of 2026 Escrow Earnout Shares equal to the product of (I) the number of 2026 Escrow Earnout Shares and (II) the quotient obtained by dividing 2026 Contributed Profits by the 2026 Contributed Profits Target, shall immediately become vested and payable to each Seller in accordance with their respective pro rata share and (B) either, at Sellers’ representative’s sole option: (I) Sellers shall forfeit and shall no longer be eligible to receive the remaining 2026 Escrow Earnout Shares (but shall still be eligible to receive 2027 Escrow Earnout Shares) or (II) Sellers shall be entitled to purchase all, but not less than all, of the remaining 2026 Escrow Earnout Shares for cash in an aggregate amount equal to the 2026 Contributed Profits Target less the 2026 Contributed Profits.

If the Contributed Profits of the MMB Operating Companies for the fiscal year ending December 31, 2027 is greater than $3,400,000 (the “2027 Contributed Profits Target”), each Seller shall be entitled to receive its pro rata share of forty percent (40%) of the Escrow Earnout Shares (the “2027 Escrow Earnout Shares”); provided, however, the number of 2027 Escrow Earnout Shares that vest and become payable to each Seller shall be reduced by the number of shares forfeited by Sellers as payment due in respect of its indemnification obligations. In the event that the Contributed Profits of the MMB Operating Companies do not meet the 2027 Contributed Profits Target, (A) a number of 2027 Escrow Earnout Shares equal to the product of (I) the number of 2027 Escrow Earnout Shares and (II) the quotient obtained by dividing 2027 Contributed Profits by the 2027 Contributed Profits Target, shall immediately become vested and payable to each Seller in accordance with their respective pro rata share and (B) either, at Sellers’ representative’s sole option: (I) Sellers shall forfeit and shall no longer be eligible to receive the remaining 2027 Escrow Earnout Shares or (II) Sellers shall be entitled to purchase all but not less than all of the remaining 2027 Escrow Earnout Shares for cash in an aggregate amount equal to the 2027 Contributed Profits Target less the 2027 Contributed Profits.

If the Contributed Profits of the MMB Operating Companies exceed the targets in each year during the Earnout Period, then ReTo shall issue to the Sellers an aggregate number of the Class A Shares equal to the product of (a) the quotient obtained by dividing the Total Excess Profits (as defined below) by 3 and (b) the quotient obtained by dividing (i) 10 by (ii) the Price Per Newly Issued Earnout Share (as defined below). “Total Excess Profits” means the sum of the Contributed Profits during the Earnout Period less the sum of the Contributed Profits targets. “Price Per Newly Issued Earnout Share” means the closing price of the Class A Shares quoted on the Nasdaq Stock Market LLC on the first trading day after the end of each applicable earnout year subject to a collar as described in the Share Exchange Agreement.

Upon the MMB Closing, the Company recorded the fair value of the contingent consideration resulted from earn-out liability and recorded the changes in fair value in earnings. The Company determined the fair value of the contingent consideration using binomial model, which includes significant unobservable inputs that are classified as level 3 in the fair value hierarchy. A binomial model uses random numbers, together with the assumption of volatility, risk-free rate, expected dividend rate, to generate individual stock price paths. The major assumptions used in the binomial model are as follows:

	June 30, 2025	April 25, 2025
Risk-free interest rate	1.90%	1.98%
Share price	$1.94	$3.88
Probability	30% - 40%	30% - 40%

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company did not transfer any assets or liabilities in or out of Level 3 during the six months ended June 30, 2025. The following is a reconciliation of the beginning and ending balances for contingent consideration measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the six months ended June 30, 2025:

Revenue Recognition

The Company adopted ASC Topic 606 Revenue from Contracts with Customers (“ASC 606”) on January 1, 2018 using the modified retrospective approach. Under ASC 606, revenue is recognized when control of promised goods or services is transferred to the Company’s customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services.

To determine revenue recognition for contracts with customers, the Company performs the following five steps: (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation.

The Company’s revenues from continuing operations are primarily derived from the following sources:

●	Revenue from equipment and accessories sales

The Company recognizes revenue when the equipment and accessories are delivered and control is transferred. The Company generally provides a warranty for a period of 12 months after the customers receive the equipment. The Company determines that such product warranty is not a separate performance obligation because the nature of warranty is to provide assurance that a product will function as expected and in accordance with customer’s specification, and the Company has not sold the warranty separately. From its past experience, the Company has not experienced any material warranty costs and, therefore, the Company does not believe an accrual for warranty cost is necessary for the six months ended June 30, 2025 and 2024.

●	Revenue from craft beer and vending machine sales

The Company recognizes revenue when the craft beer and vending machine are delivered and control is transferred. The Company generally provides a warranty for a period of 5 days after the customers receive the craft beer. The Company determines that such product warranty is not a separate performance obligation because the nature of warranty is to provide assurance of quality, and the Company has not sold the warranty separately. From its past experience, the Company has not experienced any material warranty costs and, therefore, the Company does not believe an accrual for warranty cost is necessary for the six months ended June 30, 2025 and 2024.

 The following summarizes the Company’s revenue by nature from continuing operations:
	For the Six Months Ended June 30,
	2025	2024
Equipment and accessories	$1,023,797	$768,361
Craft beer and vending machine	25,544	-
Total revenue	$1,049,341	$768,361

Contract Assets and Liabilities

Payment terms are established in accordance with the Company’s pre-established credit requirements based upon an evaluation of customers’ credit quality. Contract assets are included in accounts receivable. Contract liabilities are recognized for contracts for which payment has been received in advance of delivery. The contract liability balance can vary significantly depending on the time when an order is placed and when shipment or delivery occurs.

As of June 30, 2025 and December 31, 2024, other than accounts receivable and advances from customers, the Company had no other material contract assets, contract liabilities or deferred contract costs recorded on its consolidated balance sheet. Costs of fulfilling customers’ purchase orders, such as shipping, handling and delivery, which occur prior to the transfer of control, are recognized in selling, general and administrative expense when incurred.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Disaggregation of Revenues

The Company disaggregates its revenue from contracts by products and services, as the Company believes it best depicts how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors.

Shipping and Handling

Shipping and handling costs are expensed as incurred and are included in operating expenses as a part of selling and general and administrative expenses in the Company’s consolidated statements of income and comprehensive income. Shipping and handling costs associated with the Company’s continuing operations were $28,669 and $6,581 for the six months ended June 30, 2025 and 2024, respectively.

Share-based Compensation

The Company accounts for share-based compensation in accordance with ASC 718, Compensation — Stock Compensation (“ASC 718”). In accordance with ASC 718, the Company determines whether an award should be classified and accounted for as a liability award or an equity award. All the Company’s share-based awards were classified as equity awards and are recognized in the unaudited condensed consolidated financial statements based on their grant date fair values.

Income Taxes

The Company accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the unaudited condensed consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Company records a liability for uncertain tax positions when it is probable that a loss has been incurred and the amount can be reasonably estimated.

To the extent applicable, the Company records interest and penalties as a general and administrative expense. The Company’s subsidiaries in China and Hong Kong are subject to the income tax laws of the PRC and Hong Kong. No significant taxable income was generated outside the PRC for the six months ended June 30, 2025 and 2024. As of June 30, 2025, the tax years ended December 31, 2019 through December 31, 2024 for the Company’s PRC subsidiaries remain open for statutory examination by PRC tax authorities.

Value Added Tax (“VAT”)

Sales revenue represents the invoiced value of goods, net of VAT. The VAT is based on gross sales price, and VAT rates range up to 13%, starting from April 1, 2019, depending on the type of products sold. The VAT may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing or acquiring its finished products. The Company recorded a VAT payable net of payments in the accompanying consolidated financial statements. All of the VAT returns of the Company have been and remain subject to examination by the tax authorities for five years from the date of filing.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Loss per Share

The Company computes loss per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income (loss) divided by the weighted average shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the six months ended June 30, 2024 and 2025, the Company had no dilutive security outstanding that could potentially dilute EPS in the future. Since Class B shareholder has no rights to any dividend, therefore, the Class B shares were excluded from the calculation of basic and diluted loss per share.

Foreign Currency Translation

The Company’s principal country of operations is the PRC. The financial position and results of its operations located in the PRC are determined using Renminbi (“RMB”), the local currency, as the functional currency. ReTo, New REIT and Sunoro Holdings use U.S. Dollars (“US$”) as their functional currency. The Company’s financial statements are reported using U.S. Dollars. The results of operations and the consolidated statements of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss). Gains and losses from foreign currency transactions are included in the results of operations.

The value of RMB against US$ and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. Any significant revaluation of RMB may materially affect the Company’s financial condition in terms of US$ reporting. The following table outlines the currency exchange rates that were used in creating the unaudited condensed consolidated financial statements in this report:

	June 30, 2025	December 31, 2024	June 30, 2024

Year-end spot rate	US$1=RMB 7.1636	US$1=RMB 7.2993	US$1=RMB 7.2672
Year-end spot rate (discontinued operations)	US$1= INR 85.74	US$1= INR 85.55	US$1=INR 83.33
Average rate	US$1=RMB 7.2526	US$1=RMB 7.1957	US$1=RMB 7.2150
Average rate (discontinued operations)	US$1=INR 86.07	US$1=INR 83.66	US$1=INR 83.20

Risks and Uncertainties

The main operation of the Company is located in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by the political, economic, and legal environment in the PRC, as well as by the general state of the PRC economy. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, this may not be indicative of future results.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Discontinued Operations

The Company reports a disposal of its component or a group of its components as discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on the Company’s operations and financial results. Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier. In the period that a discontinued operation is classified as held for sale, the assets and liabilities of the discontinued operation are presents separately in asset and liability sections, respectively, of the consolidated balance sheets and prior periods are presented on a comparative basis. In the consolidated statements of operations and comprehensive (loss)/income, the results from discontinued operations are reported separately from the income and expenses from continuing operations and prior periods are presented on a comparative basis. Cash flows for discontinued operations are presented separately in the consolidated statements of cash flows. Unless otherwise noted, discussion in the notes to unaudited condensed consolidated financial statements refers to the Company’s continuing operations. Refer to Note 4 for additional information.

Segment Reporting

ASC 280, “Segment Reporting,” establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different products or services. Based on management’s assessment, the Company has determined that it has two operating segments as defined by ASC 280, including (i) equipment and accessories and (ii) craft beer.

Concentrations and Credit Risk

A majority of the Company’s transactions are denominated in RMB, and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

As of June 30, 2025 and December 31, 2024, $210,539 and $216,433 of the Company’s cash and cash equivalents were deposited at financial institutions in mainland China. These deposits were insured for up to RMB500,000 for one bank pursuant to the PRC’ deposit insurance regime.

For the six months ended June 30, 2025, three customers accounted for 28%, 19% and 18% of the Company’s total revenue, respectively. For the six months ended June 30, 2024, two customers accounted for 39% and 11% of the Company’s total revenue, respectively.

As of June 30, 2025, two customers accounted for 60% and 15% of the Company’s consolidated accounts receivable, respectively. As of December 31, 2024, four customers accounted for 37%, 23%, 22% and 12% of the Company’s consolidated accounts receivable, respectively.

For the six months ended June 30, 2025, the Company purchased approximately 29%, 23%, 17% and 15% of its raw materials from four major suppliers, respectively. For the six months ended June 30, 2024, the Company purchased approximately 16%, 16%, 14%, 12% and 11% of its raw materials from five major suppliers.

As of June 30, 2025, three suppliers accounted for 33%, 29% and 19% of the total accounts payable balance, respectively. As of December 31, 2024, two suppliers accounted for 58% and 33% of the total accounts payable balance, respectively.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements

The Company considers the applicability and impact of all ASUs. Management periodically reviews new accounting standards that are issued.

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”), which requires disclosure of significant segment expenses and other segment items on an annual and interim basis under ASC 280. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and for interim periods beginning after December 15, 2024. The adoption of this ASU did not have significant impact on the Company’s financial statements.

In December 2023, the FASB issued ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures” (“ASU 2023-09”). This ASU requires that public business entities must annually “(1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pretax income or loss by the applicable statutory income tax rate).” A public entity should apply the amendments in ASU 2023-09 prospectively to all annual periods beginning after December 15, 2024. The adoption of this ASU did not have significant impact on the Company’s financial statements.

In March 2024, the FASB issued ASU 2024-01, “Compensation - Stock Compensation (Topic 718) - Scope Application of Profits Interest and Similar Awards” (“ASU 2024-01”), which intends to improve clarity and operability without changing the existing guidance. ASU 2024-01 provides an illustrative example intended to demonstrate how entities that account for profits interest and similar awards would determine whether a profits interest award should be accounted for in accordance with Topic 718. Entities can apply the guidance either retrospectively to all prior periods presented in the financial statements or prospectively to profits interest and similar awards granted or modified on or after the date of adoption. ASU 2024-01 is effective for annual periods beginning after December 15, 2024, and interim periods within those annual periods. The adoption of this ASU did not have significant impact on the Company’s financial statements.

In November 2024, the FASB issued ASU 2024-03, “Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures” (Subtopic 220-40) (“ASU 2024-03”). The objective of ASU 2024-03 is to improve disclosures about a public entity’s expenses, primarily through additional disaggregation of income statement expenses. In January 2025, the FASB further clarified the effective date of ASU 2024-03 with the issuance of Accounting Standards Update 2025-01, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40) (“ASU 2025-01”). ASU 2024-03 is effective for annual periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted and may be applied either on a prospective or retrospective basis. The Company is currently evaluating the impact ASU 2024-03 will have on its financial statement disclosures.

In May 2025, the FASB issued ASU 2025-03, Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity. ASU 2025-03 clarifies the guidance to determine the accounting acquirer in a business combination that is affected primarily by exchanging equity interests, when the legal acquiree is a variable interest entity (“VIE”) that meets the definition of a business. ASU 2025-03 requires entities to consider the same factors in ASC 805, Business Combinations, required for determining which entity is the accounting acquirer in other acquisition transactions. ASU 2025-03 is effective for the Company’s annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods, with early adoption permitted. ASU 2025-03 is required to be applied on a prospective basis to any acquisition transaction that occurs after the initial application date. The Company is currently evaluating the impact ASU 2025-03 will have on its financial statement disclosures.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

In July 2025, the FASB issued ASU 2025-05, Measurement of Credit Losses for Accounts Receivable and Contract Assets. ASU 2025-05 amends ASC 326, Financial Instruments—Credit Losses and introduces a practical expedient available for all entities and an accounting policy election available for all entities, other than public business entities, that elect the practical expedient. These changes apply to the estimation of expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under ASC 606, Revenue Recognition. Under the practical expedient, entities may assume that current conditions as of the balance sheet date remain unchanged for the remaining life of the asset when developing reasonable and supportable forecasts. This simplifies the estimation process for short-term financial assets. ASU 2025-05 is effective for the Company’s annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted. ASU 2025-05 should be applied on a prospective basis. The Company is currently evaluating the impact ASU 2025-05 will have on its financial statement disclosures.

Except for the above-mentioned pronouncements, there are no recently issued accounting standards that will have a material impact on the audited consolidated financial position, statements of operations, and cash flows of the Company.

NOTE 3 – GOING CONCERN

As reflected in the Company’s unaudited condensed consolidated financial statements for the six months ended June 30, 2025, the Company’s revenue increased by approximately $0.3 million, or 37%, from approximately $0.8 million for the six months ended June 30, 2024 to approximately $1.0 million for the six months ended June 30, 2025; its gross profit from continuing operations decreased by approximately $0.1 million, or 44%, from approximately $0.3 million for the six months ended June 30, 2024 to approximately $0.2 million for the six months ended June 30, 2025. Operating expenses increased from approximately $0.9 million for the six months ended June 30, 2024 to approximately $1.6 million for the six months ended June 30, 2025. As a result, for the six months ended June 30, 2025 and 2024, the Company reported a net loss of approximately $1.4 million and $0.7 million, respectively. As of June 30, 2025, the Company had a working deficit of approximately $2.7 million.

As of June 30, 2025, the Company had cash of approximately $2.5 million. In addition, the Company had outstanding accounts receivable of approximately $0.3 million. As of June 30, 2025, the Company had approximately $0.2 million short-term bank loans.

The Company is working to improve its liquidity and capital source mainly through cash flow from its operations, renewal of bank borrowings, and borrowing from related parties. In order to fully implement its business plan and sustain operations, the Company may also seek equity financing from outside investors. At the present time, however, the Company does not have commitments of funds from any potential investors. No assurance can be given that additional financing, if required, would be available on favorable terms or at all.

Based on above reasons, there is substantial doubt about the Company’s ability to continue as a going concern for the next 12 months from the issuance of these unaudited condensed consolidated financial statements.

NOTE 4 – DISCONTINUED OPERATIONS

The Company’s former subsidiary, REIT Holdings (China) Limited (“REIT Holdings”), and its subsidiaries were primarily engaged in the businesses of sales of municipal construction materials, municipal construction projects and equipment manufacture and sales. On December 31, 2024, the Company sold its 100% ownership interest in REIT Holdings to a shareholder holding less-than 5% of Class A shares of the Company (the “Buyer”), for a cash consideration of $80,000 (based on the valuation assessed by a third-party valuation firm), which was fully paid by the Buyer by December 31, 2024. The disposition was completed on December 31, 2024. The Company recorded a loss from the disposition of $3,577,279 for the year ended December 31, 2024.

The discontinued operations represent a strategic shift that has a major effect on the Company’s operations and financial results, which triggers discontinued operations accounting in accordance with ASC 205-20-45. The results of operations related to the discontinued operations for the six months ended June 30, 2024 were reported as loss from discontinued operations.

The results of discontinued operations of REIT Holdings for the six months ended June 30, 2025 and 2024 are as follows:

	For the Six Months Ended June 30,
	2025	2024
Revenues	$-	$1,070,278
Cost of revenues	-	835,352
Gross profit	-	234,926
Operating expenses	-	786,560
Gain (loss) from discontinued operations	-	(551,634)
Other income (loss), net	-	342,281
Loss before tax	-	(209,353)
Income tax benefit	-	(16,380)
Net loss from discontinued operations	$-	$(192,973)

NOTE 5 — ACQUISITION

On April 25, 2025, ReTo entered into the Share Exchange Agreement to acquire 51% equity interest in MMB, a British Virgin Islands business company, from the Sellers. Pursuant to the Share Exchange Agreement, subject to the terms and conditions set forth therein, the purchase consideration consisted of (i) an amount in cash equal to $3,978,000 and (ii) issuance of 4,680,000 Escrow Earnout Shares at a price $3.88 per share. MMB, through its subsidiaries in the PRC, is engaged in the business of selling craft beer and beer machines in the PRC. The historical consolidated operating results of MMB were not significant to the Company. The MMB acquisition was accounted for as business combination in accordance with ASC 805. Acquisition-related costs incurred for the acquisitions are not material. The following table summarizes the fair value of the identifiable assets acquired and liabilities assumed at the acquisition date, which represents the net purchase price allocation at the date of the acquisition based on a valuation performed by an independent valuation firm engaged by the Company.

Amount
Cash	3,196
Accounts receivable, net	44,822
Prepaid expenses and other current assets	244,421
Property and equipment, net	215,198
Goodwill	7,982,271
Total assets	8,489,908

Current liabilities	(689,908)
Total liabilities	(689,908)
49% equity value with non-controlling interests	(3,822,000)
Total consideration	3,978,000

NOTE 6 – ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	As of June 30, 2025	As of December 31, 2024
Trade accounts receivable	$338,777	$254,789
Less: Allowance for doubtful accounts	(30,342)	(108,936)
Accounts receivable, net	$308,435	$145,853

Allowance for credit losses movement is as follows:

	For the Six Months Ended June 30, 2025	For the Year Ended December 31, 2024
Beginning balance	$108,936	$279
Provision for credit losses	20,428	110,229
Recovery	(99,845)	-
Foreign exchange translation	823	(1,572)
Ending balance	$30,342	$108,936

NOTE 7 – DEPOSITS FOR BUSINESS ACQUISITION

On August 31, 2024, the Company made prepayments in an aggregate amount of $18,520,126 to Sunflower Energy Holding Limited (“Sunflower”) as deposits to secure potential business acquisitions. On April 25, 2025, the Company completed a business acquisition of 51% equity interest in MMB, which was controlled by a shareholder of Sunflower. In connection with the acquisition, the Company is obligated to pay cash consideration of $3,978,000, which was deducted from the deposit made by the Company. In addition, the Company issued 4,680,000 Class A Shares as part of its purchase consideration on April 25, 2025 (See Note 5). The remaining balance will be used for future potential acquisitions.

NOTE 8 – ADVANCES TO SUPPLIERS, NET

Advances to suppliers include prepayments for raw materials used for production of construction materials for the Company’s construction projects, which consisted of the following:

	As of June 30, 2025	As of December 31, 2024
Prepayment for raw material purchase	$936,115	$524,930
Less: Advance to related parties	(916)	-
Less: Allowance for credit losses	-	(2,740)
Advances to suppliers, net	$935,199	$522,190

The Company’s suppliers generally require refundable prepayments from the Company before delivery of goods or services. It usually takes 3 to 6 months for the suppliers to deliver raw materials for the Company equipment production and takes up to 6 to 12 months for the suppliers to deliver the construction materials. The prepayment is necessary to secure the supply in the market or secure a favorable price.

The changes of allowance for doubtful accounts for the six months ended June 30, 2025 and the year ended December 31, 2024 are as follows:

	June 30, 2025	December 31, 2024
Beginning balance	$2,740	$2,817
Recovery	(2,758)	-
Foreign exchange translation	18	(77)
Ending balance	$-	$2,740

NOTE 9 – LEASES

The Company has several operating leases for manufacturing facilities, dormitories and offices. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. Rent expense for the six months ended June 30, 2025 and 2024 was $57,716, and $4,158, respectively.

The Company’s operating leases primarily include leases for dormitories, office space and manufacturing facilities. The current portion of operating lease liabilities is presented on the consolidated balance sheet. For the six months ended June 30, 2025, total lease expense amounted to $57,716, which included $4,069 of interest, $53,647 of amortization expense of ROU assets and short-term lease expense of nil. For the six months ended June 30, 2024, total lease expense amounted to $4,158, which included nil of interest, $4,158 of amortization expense of right-of-use assets and short-term lease expense of nil. Total cash paid for operating leases amounted to $60,838 and nil for the six months ended June 30, 2025 and 2024, respectively. Supplemental balance sheet information related to operating leases is as follows:

As of June, 2025
Right-of-use assets	$305,052

Operating lease liabilities - current	$144,914
Operating lease liabilities - non-current	125,625
Total operating lease liabilities	$270,539

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of June 30, 2025:

Remaining lease term and discount rate:
Weighted average remaining lease term (years)	2.16
Weighted average discount rate	3.97%

The following is a schedule of maturities of lease liabilities as of June 30, 2025:

RMB
Six months ending December 31, 2025	87,202
Twelve months ending December 31,
2026	118,843
2027	74,427
2028	-
2029	-
2030	-
Total future minimum lease payments	280,472
Less: Imputed interest	(9,933)
Present value of lease liabilities	270,539

NOTE 10 – INTANGIBLE ASSETS, NET

Intangible assets, net, consisted of the following:

	As of June 30, 2025	As of December 31, 2024
Concession right on forest land (i)	$7,817,299	$7,671,969
Less: Accumulated amortization	(122,693)	(17,202)
Intangible assets, net	$7,694,606	$7,654,767

(i)	On December 3, 2024, the Company acquired a concession right on forest land from a third party for consideration of $7,671,969. The concession right with a finite useful life of 37 years gives the Company rights to operate in the designated forests in the PRC.

Amortization expense was $103,875 and nil for the six months ended June 30, 2025, and 2024, respectively.

Estimated future amortization expense is as follows:

Amortization expense
Six months ending December 31, 2025	$105,165
Twelve months ending December 31,
2026	210,331
2027	210,331
2028	210,331
2029	210,331
Thereafter	6,748,117
Total	$7,694,606

NOTE 11 – CONVERTIBLE NOTE

On June 16, 2025, ReTo entered into a securities purchase agreement (the “Securities Purchase Agreement”) with Streeterville Capital, LLC (the “Investor”). Pursuant to the Securities Purchase Agreement, the Company agreed to issue and sell to the Investor one or more pre-paid purchases (each, a “Pre-Paid Purchase” and collectively, the “Pre-Paid Purchases”) at an aggregate purchase price of up to $10,000,000 for the purchase of the Company’s Class A Shares. The Company also agreed to issue (i) 28,612 Class A Shares to the Investor (the “Commitment Shares”) as consideration for the Investor’s commitment and (ii) 635,000 Class A Shares to the Investor (the “Pre-Delivery Shares”) for $63.50 on June 17, 2025. The proceeds from the Pre-Paid Purchases are expected to be used for working capital and other corporate purposes.

The Securities Purchase Agreement provides for an initial Pre-Paid Purchase in the principal amount of $3,165,000 (the “Convertible Note”), before deducting an original issue discount (the “OID”) of $150,000 and a transaction expense amount of $15,000 (the “Initial Pre-Paid Purchase”). The OID for each subsequent Pre-Paid Purchase after the Initial Pre-Paid Purchase will be five percent (5%) of the amount set forth in the applicable Request (as defined in the Securities Purchase Agreement) and each subsequent Pre-Paid Purchase will accrue interest at the rate of seven percent (7%) per annum. Within a committed two-year period, and subject to certain specified conditions, the Company may request the issuance of additional Pre-Paid Purchases to the Investor, with each purchase amount no less than $250,000, provided that the total outstanding balance of all Pre-Paid Purchases does not exceed $2,000,000. Following the funding of each Pre-Paid Purchase, the Investor has the right, but not the obligation, to purchase from the Company its Class A Shares not exceeding (i) the outstanding balance of the funded amount, and (ii) 9.99% beneficial ownership of the Company’s outstanding Class A Shares. The purchase price of the Class A Shares will be 85% of the lowest daily VWAP during the ten (10) trading days immediately prior to the purchase notice date, but not less than the floor price (the “Floor Price”). The Floor Price for the Initial Pre-Paid Purchase is $1.00. The Floor Price for the subsequent Pre-Paid Purchase is the greater of 20% of the “Minimum Price” as defined under Nasdaq Listing Rule 5635(d) as of the applicable Pre-Paid Purchase date and $1.00.

The Company has identified and evaluated the embedded features of the Convertible Note and concluded that the risks associated with the conversion provisions are in substance a redemption option and are clearly and closely associated with the risks associated with the Convertible Note (Debt host), and other embedded features such as the Company’s call option, contingent interest features for event of default, the right to prepay, and event of delisting put option are also clearly and closely related to the debt host instrument and, therefore, are not required to be bifurcated under ASC 815. Consequently, the Company accounts for the Convertible Note as a liability following the respective guidance ASC 470-20, measured at its amortized cost on the consolidated balance sheets.

As Pre-Delivery Shares can be separately exercised (i.e. each can continue to exist unchanged when the other is exercised), the Company concluded that they were freestanding. The Pre-Delivery Shares are considered a form of stock borrowing facility and are accounted for as own-share lending arrangement in accordance with 470-20-25-20A. The Company did not receive any proceeds or pay any consideration related to the Pre-Delivery Shares, except that the Company received a one-time nominal fee of $63.5 upon the issuance of the Pre-Delivery Shares and will pay the same amount to the investors upon the return of Pre-Delivery Shares, respectively. The fair value of the Pre-Delivery Shares was based on the Nasdaq trading price ($3.35) on the issuance day. The Company included the fair value of the Pre-Delivery Shares as an issuance cost and recorded at fair value upon issuance date against additional paid-in capital. Although legally issued, the Pre-Delivery Shares were not considered outstanding and therefore excluded from basic and diluted loss per share unless default of the share lending arrangement occurs, at which time the Pre-Delivery Shares would be included in the basic and diluted loss per share calculation.

The Convertible Note accounted for at amortized cost as of June 30, 2025 consisted of following:

As of June 30, 2025
Convertible Note Principal	$3,165,000
OID	(150,000)
Legal cost	(15,000)
Fair value for Pre-Delivery Shares related to the issuance of Convertible Note	(2,223,100)
Total	$776,900

NOTE 12 – LOANS FROM THIRD PARTIES - CURRENT

Loans from Third Parties	As of June 30, 2025	As of December 31, 2024
Ms. Qingcai Guan(2)	$155,000	$-
Honghe County Yisa Hengtong Decoration Company(1)	111,676	109,600
Yunnan Longbao Biotechnology Co., LTD(2)	14,937	-
Mr. Shaocheng Li(2)	37,690	-
Zhongrong Honghe Environmental Protection Building Materials Co., LTD(2)	4,746	-
Zhongnongxintou Litu Technology (Honghe) Co., LTD(2)	6,980	-
Loans from third parties	$331,029	$109,600
Less: Loans from third parties - non-current	(176,029)	-
Loans from third parties - current	$155,000	$109,600

(1) On May 6, 2024, the Company entered into a loan agreement with Honghe County Yisa Hengtong Decoration Company to borrow $109,600 as a working capital loan. The loan was interest-free and due on May 5, 2025. In May 2025, the maturity of the loan was extended to May 5, 2027.

(2) During the six months ended June 30, 2025, the Company borrowed $219,353 from several third parties as working capital loans. These loans were interest-free and due on demand.

NOTE 13 – TAXES

(a)	Corporate income taxes

The Company is subject to income taxes on an entity basis on income arising in or derived from the location in which each entity is domiciled.

ReTo was incorporated in the British Virgin Islands and is exempt from paying income tax. New REIT, Sunoro Holdings, MMB and MMB HK are registered in Hong Kong as holding companies.

The Company’s PRC subsidiaries are subject to PRC income tax, which is computed according to the relevant laws and regulations in the PRC. Under the Enterprise Income Tax Law, the corporate income tax rate applicable to all companies, including both domestic and foreign-invested companies, is 25%.

The following table reconciles income tax expense by statutory rate to the Company’s actual income tax expense:

	For the Six Months Ended June 30,
	2025	2024
China Statutory income tax rate	$(352,226)	$(130,915)
Non-PRC entities not subject to PRC tax (1)	184,003	102,098
Non-deductible expenses - permanent difference	2,148	-
Change in valuation allowance	166,075	28,817
Effective tax rate	$-	$-

(1)	Represents the tax losses incurred from operations outside of China.

NOTE 13 – TAXES (continued)

The breakdown of the Company’s loss before income tax provision is as follows:

	For the Six Months Ended June 30,
	2025	2024
Loss before income tax expense from China	$(672,889)	(115,269)
Loss before income tax expense from outside of China	(736,012)	(408,391)
Total loss before income tax provision	$(1,408,901)	(523,660)

Loss before income tax expense from outside of China represents the losses incurred by ReTo holdings companies incorporated outside of China.

Deferred income taxes reflect the net effects of temporary difference between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes. The Company periodically evaluates the likelihood of the realization of deferred tax assets and reduces the carrying amount of the deferred tax assets by a valuation allowance to the extent it believes a portion will not be realized. Due to continuous losses incurred, the Company provided full allowance on the deferred tax assets as of June 30, 2025 and December 31, 2024.

Deferred tax asset	As of June 30 2025	As of December 31, 2024
Allowance for credit loss	$29,590	$756
Tax loss carried forwards	731,431	28,817
Deferred tax assets	761,021	29,573
Valuation allowance	(761,021)	(29,573)
Deferred tax assets, net	$-	$-

NOTE 13 – TAXES (continued)

(b)	VAT

The Company is subject to VAT for selling products in China. The applicable VAT rate is 13% for products sold in the PRC. The amount of VAT liability is determined by applying the applicable tax rate to the invoiced amount of goods sold (output VAT) less VAT paid on purchases made with the relevant supporting invoices (input VAT). Under the commercial practice of the PRC, the Company pays VAT based on tax invoices issued.

(c)	Taxes payable

The Company’s taxes payable consist of the following:

	As of June 30,	As of December 31,
	2025	2024
VAT payable	$74,944	$71,796
Corporate income tax payable	173,599	170,370
Other taxes payable	7,500	7,462
Total	$256,043	$249,628

As of June 30, 2025 and December 31, 2024, the Company had taxes payable of approximately $0.3 million and $0.2 million, respectively, mostly related to the unpaid income tax in China. For the six months ended June 30, 2025 and 2024, the Company had not received any penalty or interest charge notice from local tax authorities. Due to uncertainties associated with the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty regarding the future cash outflows associated with these unpaid tax balances. The final outcome of this tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of the statute of limitations. The Company believes it is likely that the Company can reach an agreement with the local tax authority to fully settle its tax payables in a short term but cannot guarantee such settlement will ultimately occur.

NOTE 14 – COMMITMENTS AND CONTIGENCIES

Contingencies

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The majority of these claims and proceedings are related to, or arise from, lease disputes, commercial disputes, worker compensation complaints, default on guaranteeing third-party lease obligations, and default on loans. The Company first determines whether a loss from a claim is probable, and if it is reasonable to estimate the potential loss, the loss will be accrued. The Company discloses a range of possible losses, if a loss from a claim is probable but the amount of loss cannot be reasonably estimated.

NOTE 15 – RELATED PARTY TRANSACTIONS

The Company records transactions with various related parties. These related party balances as of June 30, 2025 and December 31, 2024 and transactions for the six months ended June 30, 2025 and 2024 are identified as follows:

(1)	Related parties

Name of Related Party	Relationship to the Company
Mr. Hengfang Li*	Chief Executive Officer and Chairman of the board of directors of ReTo prior to May 25, 2025, shareholder of the Company
Mr. Xiaojun Zou	Chief Executive Officer and Chairman of Dirong
Mr. Lap Cheong Chan	A shareholder of MMB and Reto
Shexian Ruibo Environmental Science and Technology Co., Ltd. (“Shexian Ruibo”)	Mr. Hengfang Li is the Chairman of the board of directors of Shexian Ruibo
Shexian Ruida Environmental Science and Technology Co., Ltd. (“Shexian Ruida”)	An entity controlled by Shexian Ruibo
Q Green Techcon Private Limited	A non-controlling shareholder of disposed subsidiary

*	On May 25, 2025, Mr. Hengfang Li resigned as the Chief Executive Officer and a director of the Company.

(2)	Advances to supplier - related party

	As of June 30, 2025	As of December 31, 2024
Shexian Ruida	$916	$-

(3)	Accounts payable - related party

	As of June 30, 2025	As of December 31, 2024
Shexian Ruibo	$4,193	$-

(4)	Due from related party

As of June 30, 2025 and December 31, 2024, the balance due from related parties was as follows:

	As of June 30, 2025	As of December 31, 2024
Mr. Hengfang Li	$-	$24,048

(5)	Sales to related party

	For the Six Months Ended June 30,
	2025	2024
Sales to a related party
Q Green Techcon Private Limited	$-	$218,631

(6)	Due to related parties

	As of June 30, 2025	As of December 31, 2024
Mr. Hengfang Li	$470,165	$-
Mr. Lap Cheong Chan	611,544	-
Mr. Xiaojun Zou	18,868	-
	$1,100,577	$-

For the six months ended June 30, 2025, the above related parties paid certain business expenses on behalf of the Company. The Company expects to repay the amount by December 31, 2025.

NOTE 16 – SHAREHOLDERS’ EQUITY

Statutory Reserve

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the board of directors. The restricted amounts as determined pursuant to PRC laws totaled $1,072,895 as of June 30, 2025 and December 31, 2024.

Shares

ReTo was established on August 7, 2015 under the laws of the British Virgin Islands.

Share redesignation

On August 4, 2024, shareholders of ReTo at the 2024 Annual General Meeting of Shareholders approved the amendment and restatement of its amended memorandum and articles of association to, among other things, (a) redesignate the existing shares, par value $0.10 each, as Class A Shares, par value $0.10 each, with the same rights as the existing shares, including the right to one vote at a meeting of the shareholders or on any resolution of shareholders; the right to an equal share in any dividend paid by the Company; and the right to an equal share in the distribution of the surplus assets of the Company on its liquidation, and (b) create an additional 2,000,000 shares each to be designated as Class B shares, par value $0.01 each, with each share to entitle the holder thereof to 1,000 votes but with transfer restrictions, pre-emption rights and no right to any dividend or distribution of the surplus assets on liquidation. The Company has retroactively reflected the above changes made to the Company’s capital structure in the consolidated financial statements as of the earliest period presented.

Immediately after the share redesignation, the Company has an unlimited authorized number of Class A Shares, no par value, and 2,000,000 authorized Class B shares with par value of $0.01 each.

Issuance of Class B shares

On August 14, 2024, as approved by the Company’s board of directors and shareholders, the Company issued 1,000,000 Class B shares to REIT International Development (Group) Co., Limited for a total consideration of $10,000. The issuance of the Class B shares was in reliance on the registration exemption contained in Section 4(a)(2) of the Securities Act of 1933, as amended.

NOTE 16 – SHAREHOLDERS’ EQUITY (continued)

Share combinations

On May 9, 2023, the Company implemented a combination of its authorized, issued and outstanding shares at a ratio of ten-for-one so that every ten shares (or part thereof) authorized and issued were combined into one share (with the fractional shares rounding up to the next whole share) (the “2023 Share Combination”). The Company’s shares began trading on a post-combination basis on May 12, 2023. As a result of the 2023 Share Combination, the Company’s authorized shares were changed from 200,000,000 shares, par value $0.001 per share, to 20,000,000 shares, par value $0.01 per share.

On July 31, 2023, the Company’s board of directors approved a change of the maximum number of shares that the Company is authorized to issue from 20,000,000 shares of a single class each with a par value of $0.01 to an unlimited number of shares of a single class each with a par value of $0.01, effective July 31, 2023.

On February 1, 2024, the Company’s board of directors approved another combination of shares on a ten-for-one basis (the “2024 Share Combination”). The Company’s shares began trading on a post combination basis on March 1, 2024. As a result of the 2024 Share Combination, each ten pre-combination shares of the Company were automatically combined into one share without any action on the part of the holders, with par value of the shares of the Company changing from $0.01 per share to $0.1 per share.

On February 11, 2025, the Company’s board of directors approved another combination of shares on a ten-to-one basis (the “2025 Share Combination”). The Company’s shares began trading on a post-combination basis on March 7, 2025. As a result of the 2025 Share Combination, each ten pre-combination shares of the Company were automatically combined into one share without any action on the part of the holders, with par value of the shares of the Company changing from $0.1 per share to $1.0 per share.

On May 12, 2025, the Company’s board of directors approved to amend and restate the memorandum and articles of association, currently in effect, to adjust the par value of its existing Class A Shares from “par value $1 each” to “no par value.” The Company filed the amended and restated memorandum articles of association to reflect this adjustment with the British Virgin Islands Registrar of Corporate Affairs.

The share number and share-related data in the financial statements have been adjusted to reflect the above share combinations and change of par value. As of June 30, 2025 and December 31, 2024, 7,323,491 and 1,979,879 Class A Shares, respectively, were issued and outstanding.

Equity grants

On June 7, 2024, the Company’s board of directors approved the issuance of an aggregate of 18,726 Class A Shares to its employees, officers and directors for their services under the 2022 Share Incentive Plan. For the six months ended June 30, 2024, the Company issued an aggregate of 6,726 Class A Shares, and the Company recognized share-based compensation expenses of $162,769.

Private placements

On September 29, 2023, the Company entered into a securities purchase agreement (the “Public Offering SPA”) to sell an aggregate of 150,000 shares at a price of $100.0 per share to certain investors. On March 13, 2024, the Company entered into an amendment to the Public Offering SPA with such investors to change the subscription price from $100.0 to $40.0. Net proceeds amounted to $6,000,000. In addition, in a concurrent private placement (the “Concurrent Private Placement”) on September 29, 2023, the Company agreed to sell to certain other investors an aggregate of 100,000 shares, par value $1.0, at $100.0 per share. On March 13, 2024, the Company entered into an amendment to the Concurrent Private Placement with such investors to change the subscription price from $100.0 to $40.0, and the Company closed the Concurrent Private Placement with gross proceeds of $4,000,000 and net proceeds of $3,969,063.

NOTE 17 – SEGMENT REPORTING

ASC 280, “Segment Reporting,” establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different products or services. Based on management’s assessment, the Company has determined that it has two operating segments as defined by ASC 280, including (i) equipment and accessories and (ii) craft beer and vending machine.

Equipment and accessories segment manufactures and sells equipment and accessories used to manufacture construction material. Craft beer and vending machine segment sells craft beer to the catering industry.

The following table presents summary information by segments for the Company’s continuing operations for the six months ended June 30, 2025 and 2024:

	For the Six Months Ended June 30, 2025
	Equipment and accessories	Craft beer and vending machine	Total
Revenues	$1,023,796	$25,545	$1,049,341
Cost of goods sold	852,888	11,118	864,006
Gross profit	170,908	14,427	185,335
Interest expense and charges	(20,777)	(62)	(20,839)
Interest income	266	1	267
Depreciation and amortization	111,387	11,027	122,414
Capital expenditures	-	(53,884)	(53,884)
Income tax expenses	-	-	-
Segment loss	(1,351,716)	(57,186)	(1,408,902)
Segment assets	$32,895,647	$8,509,401	$41,405,048

	For the Six Months Ended June 30, 2024
	Machinery and Equipment sales	Craft beer and vending machine	Total
Revenues	$768,361	$-	$768,361
Cost of goods sold	435,806	-	435,806
Gross profit	332,555	-	332,555
Interest expense and charges	(1,628)	-	(1,628)
Interest income	212	-	212
Depreciation and amortization	7,808	-	7,808
Capital expenditures	-	-	-
Income tax expenses	-	-	-
Segment loss	(523,660)	-	(523,660)
Segment assets	$33,671,537	$-	$33,671,537

NOTE 18 – SUBSEQUENT EVENTS

The Company evaluated all events and transactions that occurred after June 30, 2025 up through the date the Company issued these unaudited condensed consolidated financial statements. No subsequent events have occurred that would require recognition or disclosure in the Company’s unaudited condensed consolidated financial statements.